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                              December 6, 2022

       Rathna Girish Mathrubootham
       Chief Executive Officer
       Freshworks Inc.
       2950 S. Delaware Street, Suite 201
       San Mateo, CA 94403

                                                        Re: Freshworks Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Filed February 23,
2022
                                                            File No. 001-40806

       Dear Rathna Girish Mathrubootham:

              We have reviewed your December 2, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       November 17, 2022 letter.

       Form 10-K for the Fiscal Year Ended December 31, 2021

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Key Business Metrics, page 50

   1. We note from your response to prior comment 1 that you consider the number of customers contributing
more than $5,000 in ARR and net dollar retention rate to be the best indicators of
trends in your business. Therefore, tell us your consideration to disclose these metrics for each
period in which financial statements are provided (e.g. fiscal 2019).
       Results of Operations, page 54

   2. We note your response to prior comment 3 where you state that you will disclose the net dollar retention rate
and number of paying customers in future filings to explain the increase in revenue
from new versus existing customers. Please also disclose the
 Rathna Girish Mathrubootham
Freshworks Inc.
December 6, 2022
Page 2
      percentage or dollar amount of change in revenue attributable to both new and existing customers to add further context to the impact of such metrics on your revenue growth.
       You may contact Megan Akst, Senior Staff Accountant at 202-551-3407 or Kathleen
Collins, Accounting Branch Chief at 202-551-3499 if you have questions.



                                                          Sincerely,
FirstName LastNameRathna Girish Mathrubootham
                                                          Division of
Corporation Finance
Comapany NameFreshworks Inc.
                                                          Office of Technology
December 6, 2022 Page 2
cc:       Jon Avina
FirstName LastName